UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2006
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2006		PIONEER CORPORATION (Registrant)
	By	/s/ Tamihiko Sudo
Tamihiko Sudo
President and Representative Director

This report on Form 6-K contains the following:
1.	The announcement released by the Company to the press in Japan dated January 24, 2006, concerning the completion of delisting from the New York Stock Exchange.

For Immediate Release
January 24, 2006
Pioneer Announces Delisting from the New York Stock Exchange
TOKYO — As announced on December 8, 2005, Pioneer Corporation has been proceeding with the delisting of the Company’s American Depositary Receipts (“ADRs”) from the New York Stock Exchange. The U.S. Securities and Exchange Commission approved the delisting effective at the opening of business (New York time) on January 23, 2006 and the delisting of the Company’s ADRs from the New York Stock Exchange took effect at the same time.
With respect to the ADR program, the Company plans to commence the termination process, however, there will be no effect on the rights of ADR holders at this time. The Company plans to notify its ADR holders separately regarding the termination process of the ADR program.
For ADR holders with any inquiries, please contact:
Citibank, N.A., Shareholder Services
P.O. Box 43077
Providence, Rhode Island 02940-3077, U.S.A.
Phone: +1-877-248-4237 (toll-free)
Fax: +1-201-324-3284
E-mail: citibank@shareholders-online.com
Website: http://www.citigroup.com/adr
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For further information, please contact:
Shareholder Relations Group, Finance and Accounting Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-4926 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e/